Exhibit 99.2

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for: (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

PACIFIC GAS AND ELECTRIC COMPANY’S RESPONSE
TO ADMINISTRATIVE LAW JUDGE’S RULING
DIRECTING THE APPLICANT TO FILE A SUPPLEMENT
TO THE APPLICATION

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

August 12, 2004

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF CALIFORNIA

In the Matter of the Application of Pacific Gas and Electric Company for: (1) Authority to Sell or Assign Recovery Property to One or More Financing Entities; (2) Authority to Service Recovery Bonds on Behalf of Financing Entities; (3) Authority to Establish Charges Sufficient to Recover Fixed Recovery Amounts and Fixed Recovery Tax Amounts; and (4) Such Further Authority Necessary for PG&E to Carry Out the Transactions Described in This Application.

Application 04-07-032 (Filed July 22, 2004)
(U 39 E)

PACIFIC GAS AND ELECTRIC COMPANY’S RESPONSE
TO ADMINISTRATIVE LAW JUDGE’S RULING
DIRECTING THE APPLICANT TO FILE A SUPPLEMENT
TO THE APPLICATION

Pacific Gas and Electric Company (PG&E) provides this response to the August 5, 2004, Administrative Law Judge’s Ruling Directing The Applicant To File A Supplement To The Application (August 5, 2004, ALJ Ruling).  The answers to the seven questions in the August 5, 2004, ALJ Ruling are set out below.  PG&E does not believe that the provision of this information should have any effect on the adopted schedule in this proceeding, set forth most recently in the August 10, 2004, Assigned Commissioner’s Scoping Memo And Ruling.

I.                                         RESPONSES TO QUESTIONS SET FORTH IN THE AUGUST 5, 2004, ALJ RULING

1.              Please describe whether, and to what extent do Pub. Util. Code §§ 816 et seq., and 851 apply to A.04-07-032.

Public Utilities Code Sections 816 et seq. and 851 et seq. do not apply to this application.

This is set forth in Public Utilities Code Section 848.2(d), adopted as a part of SB 772, the legislation enabling the Energy Recovery Bond (ERB) transaction, which provides

The approval by the commission in a financing order of the issuance by the recovery corporation or a financing entity of recovery bonds shall include the approvals, if any, as may be required by Article 5 (commencing with Section 816) and Section 701.5.  Nothing in Section 701.5 shall be construed to prohibit the issuance of recovery bonds upon the terms and conditions as may be approved by the commission in a financing order.  Section 851 is not applicable to the transfer or pledge of recovery property, the issuance of recovery bonds, or related transactions approved in a financing order.

SB 772 also provides the framework for the Commission’s evaluation of the ERB transaction.  Section 848.1(a) provides

The commission shall designate fixed recovery amounts and any associated fixed recovery tax amounts as recoverable in one or more financing orders if the commission determines, as part of its findings in connection with the financing order, that the designation of the fixed recovery amounts and any associated fixed recovery tax amounts, and the issuance of recovery bonds in connection with fixed recovery amounts, would reduce the rates on a present value basis that consumers within the recovery corporation’s service territory would pay if the financing order were not adopted.

Based on the explicit guidance in Section 848.1(a), which establishes the basis for the Commission’s evaluation of the ERB application, and the provisions of Section 848.2(d), no separate “Section 816” evaluation is required or appropriate.

Also based on the provisions of Section 848.2(d), no separate “Section 851” evaluation is required or appropriate.

This is consistent with the Commission’s treatment of the Rate Reduction Bond (RRB) application, Application 97-05-006.  Section 842(d), part of AB 1890, the legislation enabling the RRB transaction, contains language essentially identical to that found in Section 848.2(d).  For PG&E, two Commission decisions authorized the RRB transaction and an associated 10 percent rate reduction for residential and small commercial customers, also called for in AB 1890.  The two decisions are Decision 97-09-054, which addressed the RRB transaction and rate reductions generally for the three utilities, and Decision 97-09-055, which was PG&E’s financing order, specifically authorizing PG&E to move forward with the RRB transaction.  Neither of those decisions discusses Sections 816 et seq. or Sections 851 et seq.  Both focus on the RRB enabling legislation.

Similarly, here, the relevant code sections are found in SB 772.  Those code sections set forth the framework for the Commission’s evaluation of PG&E’s ERB application, and no separate “Section 816” or “Section 851” analysis is necessary or appropriate.

2.              Please describe exactly how PG&E intends to use the proceeds from the issuance of the Energy Recovery Bonds (ERBs).

Ordering paragraph 9 of Decision 03-12-035 provides that “PG&E will use the securitization proceeds to rebalance its capital structure to maintain the capital structure provided for under the Settlement Agreement.”  PG&E intends to use the net proceeds received from the ERB transaction to reduce outstanding utility debt and return equity capital to PG&E Corporation in amounts necessary to achieve or maintain PG&E’s authorized capital structure, consistent with the capital structure targets specified in the Modified Settlement Agreement approved by Decision 03-12-035.

However, as a practical matter, PG&E may also use a portion of the proceeds to fund PG&E’s capital expenditures for utility infrastructure.  This would occur if, at about the same time PG&E was using the proceeds of the ERBs to repurchase debt, PG&E was also issuing debt to fund capital expenditures.  Under these circumstances PG&E would instead, if more economical, use the proceeds of the ERBs to fund the capital expenditures that otherwise would have been funded by the new (non-ERB) debt.  In fact, this is forecasted to be the case under the current forecast, as shown in response to question 3.

3.              Please provide a schedule that shows the amount and timing of PG&E’s use of the ERB proceeds for each of the purposes identified in response to the previous item.

The schedule provided below shows the current preliminary forecast of the amounts and timing of the issuance and use of proceeds from the ERB transaction as currently estimated by PG&E.

The actual amounts and timing may differ for several reasons.  First, PG&E’s actual cash flows and earnings may be different than currently forecast.  This could result in different amounts of repurchases for debt and equity.

Second, actual energy supplier refunds may differ from the estimates PG&E is using to develop its anticipated cash flows.  This could cause the actual amounts to differ materially from those estimated below.

Third, as described in the response to question 2, PG&E may use a portion of the proceeds to fund capital expenditures, to avoid simultaneously issuing and repurchasing debt.  A change in the magnitude or timing of capital expenditures could change the amount of ERB proceeds that might be used to fund capital expenditures.

Fourth, although the table below shows retirement of PG&E common stock in one month, it is also possible that the stock retirement program would be accomplished over a period of several months.

Amount and Timing of Issuance and Uses of ERB Proceeds

Line No.	Period	Function	Amount
			($ Millions)

1	Jan-05	Issue ERBs	$1,813
2	Jan-05	Retire Debt	$(1,240)
3	Jan-05	Retire Equity	$(575)
4	Jan-06	Issue ERBs	$1,116
5	Jan-06	Retire Debt	$(360)
6	Jan-06	Retire Equity	$(600)
7	Jan - March 2006	Capital Expenditures	$(154)
8
9	Total ERB Issuance		$2,929
10	Total ERB Uses		$(2,929)

4.              Will the issuance of the ERBs or approval of A.04-07-032 result, either directly or indirectly, in any new construction or changes in use of existing assets and facilities?  If yes, please provide a detailed explanation.

No.

5.              Does General Order (GO) 24-B apply to the ERBs?  If yes, does PG&E request authority to submit the information required by GO 24-B on a quarterly basis?

No.  GO 24-B does not apply to ERBs.  GO 24-B applies to “the sale of stocks, bonds and other evidences of indebtedness of public utilities which have been authorized to be issued by the Public Utilities Commission of the State of California, under Section 824 of the Public Utilities Code.”  (GO 24-B, p. 1.)  Section 824 is part of Section 816 et seq., the “Stocks and Security Transactions” article of the Public Utilities Code.  As discussed in response to question 1, these code sections are not applicable to the ERB transaction enabled by SB 772.

This is consistent with PG&E’s treatment of RRBs.  As discussed in response to question 1, nearly identical statutory language shows that neither the Commission’s ERB nor the Commission’s RRB review is pursuant to Section 816 et seq.  PG&E has not incorporated RRBs into its GO 24-B reports.  Further, similar to RRBs, the Commission will routinely receive periodic information relating to the ERBs through PG&E’s periodic true-up advice letter filings.

If the Commission determines that GO 24-B does apply to the ERB transaction, PG&E requests that it be authorized to submit the required information on a quarterly basis.

6.              Does the Competitive Bidding Rule apply to the issuance of the ERBs?  If yes, does PG&E request any exemptions from the Rule?

No.  The Competitive Bidding Rule does not apply to issuance of the ERBs.  First, as discussed in response to question 1, the “Stocks and Security Transactions” article of the Public Utilities Code (Section 816, et seq.) is not applicable to the ERB transaction enabled by SB 772.  For the purposes of the Competitive Bidding Rule the ERBs are indistinguishable from the RRBs enabled by AB 1890.  The RRBs were issued via a negotiated sale, and the Commission did not suggest that the Competitive Bidding Rule would otherwise apply, or that an exemption to them was necessary, in connection with those transactions.  This is equally true for the ERBs.

Second, the Competitive Bidding Rule is not currently applicable to PG&E, as it is only applicable to utilities with bond ratings of “A” and higher.

Even if the Commission were to determine that the Competitive Bidding Rule should apply to the ERB transaction unless it is exempted, an exemption from the Competitive Bidding Rule should be granted for the ERB transaction.  Competitive bidding is not commonly used for highly structured asset-backed securitization transactions such as the ERB transaction.  Of the 27 issuances of securitized utility asset backed bonds listed in PG&E’s testimony (p. 2-11), totaling $30 billion, 25 were issued as public offerings.  Of these, all were sold via negotiated sales.  The remaining two deals, totaling less than $100 million, were private offerings, for which less information regarding the deal structure is available.

The ERB transaction will be benefited if underwriters can adjust the size, structure, and interest rate of particular classes of ERBs to meet actual investor demand at the time the ERBs are marketed and priced.  This ability to respond to investor demand is helpful to producing the lowest interest cost for the ERB offering, and is only available through a negotiated underwriting process.

7.              Does Section 1904 apply to the issuance of the ERBs?  If yes, what is the amount of the required fee?

SB 772 does not explicitly address the applicability of Section 1904.  Due to the ERB transactions’ specific statutory enablement by SB 772, it would be reasonable to conclude that Section 1904 does not apply.

However, PG&E defers to the Commission as to whether Section 1904 is applicable to the ERB transaction.  PG&E notes that in its prepared testimony it estimates the fees to be $706,000.  (p. 3-29.)  That estimate has been revised to reflect the dollar amounts shown in the table provided in response to question 3.  The Section 1904 fee consistent with the information provided in that response is $93,500.  The difference is due to the fact that the calculation presented in the testimony assumes that the fee is paid on the portion of the ERBs

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used to retire equity, whereas the result here does not.  Under Section 1904, there is no fee for the funds used to retire stock.

Respectfully Submitted,

CHRISTOPHER J. WARNER
DOREEN A. LUDEMANN
MARK R. HUFFMAN

By:
MARK R. HUFFMAN

Pacific Gas and Electric Company
77 Beale Street
San Francisco, CA 94105
Telephone: (415) 973-3842
E-mail: mrh2@pge.com

Attorneys for
PACIFIC GAS AND ELECTRIC COMPANY

August 12, 2004

VERIFICATION

I, the undersigned, say:

I am an officer of PACIFIC GAS AND ELECTRIC COMPANY, a corporation, and am authorized pursuant to Code of Civil Procedure section 446, paragraph 3, to make this verification for and on behalf of said corporation, and I make this verification for that reason; I have read the foregoing Response to Administrative Law Judge Ruling Directing the Applicant to File a Supplement to the Application and am informed and believe that the matters contained therein are true and on that ground I allege that the matters stated herein are true.

I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed at San Francisco, California, this 12th day of August, 2004.

KENT M. HARVEY
SENIOR VICE PRESIDENT – Chief Financial Officer and Treasurer

CERTIFICATE OF SERVICE BY ELECTRONIC MAIL

I, the undersigned, state that I am a citizen of the United States and am employed in the City and County of San Francisco; that I am over the age of eighteen (18) years and not a party to the within cause; and that my business address is Pacific Gas and Electric Company, Law Department B30A, 77 Beale Street, San Francisco, California 94105.

On the 12th day of August 2004, I served a true copy of:

PACIFIC GAS AND ELECTRIC COMPANY’S RESPONSE TO ADMINISTRATIVE
LAW JUDGE’S RULING DIRECTING THE APPLICANT TO FILE A
SUPPLEMENT TO THE APPLICATION

By Electronic Mail – serving the enclosed via e-mail transmission to each of the parties listed on the official service lists for I.
02-04-026 and A.04-07-032 with an e-mail address.

I certify and declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

Executed on the 12th day of August 2004.

LINDA S. DANNEWITZ